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Baqua, Inc.

Baqua delivers pure powerful refreshment to active lifestyle consumers.

● Small OPO	⌂ Lexington, KY	🏷 Food & Beverage
0	$0	$10k
Reservations	Raised	Reservation Goal

0% funded with 83 days left



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For thousands of years, cultures around the world have strengthened their bodies with drinks made from ancient grains. Baqua is an artisan drink crafted from ancient super-

(read more ())

www.baqua.com (www.baqua.com)

BAQUA: BE PART OF THE FUNCTIONAL BEVERAGE REVOLUTION

Why Baqua?



OVERVIEW | ANCIENT GRAINS = PURE POWER

Baqua is a Kentucky-based business that developed a delicious line of certified organic ancient grain and fruit juice beverages. The health properties of ancient grains are making headlines. Baqua's naturally wheat-free, proprietary blend is a rich combination of the ancient grains barley, amaranth, quinoa, oats, chia, buckwheat and millet.

Baqua's inspiration came during a trip to England when founder Sandra Marlowe was introduced to the favorite drink of the Royal Family, and the official drink of Wimbledon for 80 years—Lemon Barley Water. She was delighted by the taste and intrigued by its authentic roots to the barley strength drinks of Ancient Greece.

Shortly after her visit, Sandra believed Americans would fall in love with a version of this healthful beverage and embrace the benefits of barley water. She and her active family chose a blend of ancient grains, developed flavor profiles, taste-tested them among friends and family, and the Baqua journey began.

THE MISSION | HEALTHY BEVERAGE OPTION

We are on a consumer health mission.

Baqua is a specialty line of healthy and nutritious sports drinks in the naturally functional, non-alcoholic beverage category. Baqua's **better-for-you** line of beverages is shelf stable and appealing to consumers looking for natural refreshment with great taste and no preservatives or added sugars.



> "Baqua is crafted with organic fruits and grains, providing the body with powerful doses of antioxidants, vitamins, and electrolytes."
> - Sandra Marlowe, Baqua Founder and President

Each serving of Baqua is packed with antioxidants and electrolytes, and provides 100 percent RDA of vitamin C. Baqua's immune boosting blend aids in the growth and repair of tissues in all parts of the body. Baqua delivers effective hydration and a healthy organic alternative to other sports drinks on the market. Our 12oz PET bottle is designed for convenience and portability, meeting the demands of the active lifestyle consumer.

FIRST ORGANIC ANCIENT GRAIN SPORTS DRINK

- ✓ ANTIOXIDANT RICH
- ✓ BALANCED ELECTROLYTES
- ✓ WHOLE FOOD NUTRITION
- ✓ DIGESTIVE HEALTH
- ✓ GLUTEN FREE OPTION
- ✓ HEART HEALTHY
- ✓ 100% RDA VITAMIN C
- ✓ NATURAL ENERGY

THE OPPORTUNITY | BEVERAGE MARKET GROWTH

Studies show Millennials are the demographic driving this functional beverage revolution.
The growing number of health-conscious consumers who are carefully choosing what they eat and drink has led to a 10-year decline in sales of carbonated soft drinks (CSDs). The drink aisles of health food stores, wellness facilities and fitness centers are changing dramatically.

According to *Investopedia*, historically the "…food and beverage sector has been considered somewhat of a safe haven during economic recessions due to the stability of demand."


BAQUA
ANCIENT GRAIN TISANE
LEMON MINT
BAQUA
ANCIENT GRAIN TISANE
Organic — Gluten Free
BLUEBERRY PINEAPPLE
BAQUA
ANCIENT GRAIN TISANE
APPLE GINGER
“Consumers are demanding healthy beverages in the marketplace and retail sales of these drinks are climbing fast.”
- Food Business

A report by industry tracker ***Beverage Digest*** shows a total volume of CSD decline of 1.2 percent in 2015. The major players in this sector all reported falling demand. Yet within the non-alcoholic beverage sector, energy and sports drinks form the fastest-growing category.


U.S. SODA SALES FIZZLE
Demand for most big brands dropped in 2015.
Coke -1%
Pepsi-Cola -3.2%
Diet Coke -5.6%
Dr Pepper 0.1%
Mt. Dew -2.8%
Sprite 3.3%
Diet Pepsi -5.8%
Source: Beverage Digest

Last year the Nasdaq reached its highest level since the dot.com bubble burst. Many people are familiar with the phenomenal gains that Apple has had in the past 15 years. During this time, it rose over 2,800 percent. To put that another way, if you had invested $10,000 in Apple stock on March 9, 2000 (the day before the dot-com peak), you would have more than $290,000 when NASDAQ regained that level. This stellar performance by Apple was only good enough for a 7th place finish on that date.

The top Nasdaq stock since the dot-com bubble burst is Monster Beverage (MNST)--up an astounding 52,500 percent--according to a ***CNN Money analysis of Factset data***. Coming in second is Keurig Green Mountain (GMCR) with nearly a 22,000 percent bounce--both beverage stocks!



According to John Craven, founder and CEO of **BevNet.com**, "All of the growth in beverages is in the healthy sector – those drinks that have perceived health benefits."



Investment basics

Offering Size: Minimum $10,000; Maximum $100,000

Cost per Common Share: $2.00

Common Shares Offered: 5,000

Minimum Investment: $500

Subscriptions Closed: December 31, 2016

INVEST NOW

Company (/startup/baqua-inc?preview=true)   **Team (/startup/baqua-inc/team?preview=true)**
WHY INVEST?
Join us on this consumer health mission! Baqua delivers pure powerful refreshment. Strength from the **LAND, NOT THE LAB**.

NOW IS THE TIME!
The statistics above prove the functional beverage industry is going to continue to increase in awareness and popularity. Millennials are serious

about their products: ingredients matter--not cost. Millennials are willing to pay a premium for quality nutritional beverages.

Powerful Refreshment!



BAQUA: BE PART OF THE FUNCTIONAL BEVERAGE REVOLUTION

Use of Proceeds

The gross proceeds of the Offering to the Company will be ten thousand dollars ($10,000) if the target offering amount is reached, and one hundred thousand dollars ($100,000) if the maximum offering amount is raised. The net proceeds of the Offering, after deduction of expenses of the Offering, including but not limited to the intermediary's fees, escrow fees, legal fees, and accounting fees, will be used by the Company primarily for marketing expenses and for working capital for the business operations of the Company until such time as the Company realizes net earnings from its operations.

The Company reserves the right to alter the use of proceeds at its discretion, subject to management oversight by the Company, as the Company determines how to best implement our business plan in Kentucky.

Irregular Use of Proceeds

No intended irregular use of proceeds is reportable as none of the following examples will exceed $10,000: vendor payments and salary made to related parties, friends or relatives; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; or any expense that is for the purposes of inter-company debt or back payments.

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BAQUA'S TEAM

Company (/startup/baqua-inc?preview=true)   **Team (/startup/baqua-inc/team?preview=true)**

Sandra W. Marlowe - CEO

Sandra W. Marlowe, our Chief Executive Officer from inception to the present, is the founder of the Company and initiated the development of the Baqua brand and its products. In January 2011, Sandra was a founding partner of Royalty Ridge LLC, a healthy food and beverage company that is the controlling shareholder of Baqua, Inc. From January 2010 until December 2013, she served as Chief Executive Officer of Royalty Ridge, where she gained experience in bringing health-based food products to market, including Marlowe Granola. Sandra is a competitive swimmer and competes with United States Masters Swimming. She has numerous state records, has placed top 10 nationally and in the top 20 in international competitions. As an athlete, Sandra is aware of the need for beverages that optimize training and performance. She attended the University of Florida in Gainesville, Florida, where she concentrated in Health Education.



Byron Marlowe - COO

Byron Marlowe, our Chief Operating Officer, is a co-founder of the company and helped develop the Baqua line of products. In January 2011, Byron was a founding partner and Chief Operating Officer of Royalty Ridge LLC, a healthy food and beverage company that is the controlling shareholder of Baqua, Inc. From 2002 until 2008, Byron was in active service with the U.S. Army, where he served as a Team Leader. During his military service, Byron was selected for an elite military unit and received numerous awards for his meritorious service overseas. From 2008 until 2009, Byron worked as a consultant for the U.S. Department of Veterans Affairs, where he led process and efficiency improvement programs. From May 2010 until April 2016, Byron served as Program and Operations Director for the Life Adventure Center. His work facilitated exponential growth in programs and he was awarded Kentucky 2015 Veteran of the Year for innovative work with returning veterans. Byron received a B.A. in Business Administration from the University of Kentucky in 2009.



Rachael M. Bullock - Corporate Secretary

Rachael M. Bullock, our Corporate Secretary, is a co-founder of the company and helped develop the Baqua line of products. In January 2011, Rachael was a founding partner of Royalty Ridge LLC, a healthy food and beverage company that is the controlling shareholder of Baqua, Inc. From January 2010 until December 2013, she served in an advisory capacity to Royalty Ridge. In 1997, Rachael graduated with an associate degree in nursing from College of the Albemarle in Elizabeth City, North Carolina. In 1997 she started her own business as a representative with Mary Kay Cosmetics and from graduation to the present, she has been a full-time entrepreneur with Mary Kay. Rachael is an Executive Senior Sales Director with Mary Kay Cosmetics, placing in the top 1% of the company and is consistently responsible for more than $2 million in annual sales, directing a sales team that conducts business in all 50 states. Currently Rachael travels the country instructing fellow female entrepreneurs on leadership and business success practices. She is passionate about empowering women to reach their dreams and goals.



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Baqua, Inc.

Baqua delivers pure powerful refreshment to active lifestyle consumers.

● Small OPO   🏠 Lexington, KY   🏷 Food & Beverage

0	$0	$10k
Reservations	Raised	Reservation Goal

0% funded with 83 days left

Company (/startup/baqua-inc?preview=true)   Team (/startup/baqua-inc/team?preview=true)

Sandra Marlowe
CHIEF EXECUTIVE OFFICER

20%+ Partner

Byron Marlowe
CHIEF OPERATING OFFICER

20%+ Partner

Rachael Bullock

CORPORATE SECRETARY

20%+ Partner

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Baqua, Inc.

Baqua delivers pure powerful refreshment to active lifestyle consumers.

● Small OPO   🏠 Lexington, KY   🏷 Food & Beverage

0	$0	$10k
Reservations	Raised	Reservation Goal

0% funded with 83 days left

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Offering Terms

Company	Baqua, Inc.
Corporate Address	325 W Main Street, Suite 300, Lexington, Kentucky 40507
Description of Business	Producer and marketer of premium organic functional beverages.
Use of Proceeds	The Company intends to use the proceeds of the Offering primarily for the production of inventory, marketing expenses and for working capital for the business operations of the Company.
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Description of Security Offered	Common Stock
Purchase Price of Security Offered	$2.00 per share
Minimum Investment Amount (per investor)	$500.00

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Minimum amount of Common Stock offered	5,000 Shares
Total Common Stock outstanding after offering (if minimum amount reached)	1,995,000 Shares
Maximum amount of Common Stock offered	50,000 Shares
Total Common Stock outstanding after offering (if maximum amount reached)	2,040,000 Shares
Minimum Target Amount of Offering	US$10,000
Offering deadline	December 31, 2016

Annual Report

View Baqua, Inc.'s Annual Report (http://www.baqua.com/investors)

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$4,657.00	USD	$3,750.00	USD
Cash & Cash Equivalents	$4,657.00	USD	$3,750.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$0.00	USD	$0.00	USD
Revenues / Sales	$0.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	-$38,768.00	USD	-$20,350.00	USD

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Finances

Balance Sheet

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Income Statements

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Statement of Cash Flow

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Statement of Changes in Equity For Past 2 Years

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Anticipated Business Plan

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Any Related Party Transaction

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Description of Intended Use of Proceeds

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Ownership and Capital Structure

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Material Terms of Any Indebtedness

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Financial Condition

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Background of Directors and Officers

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Independent Accountant's Review

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Any Events Triggering Disqualification

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Exempt Offerings

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Video Transcript

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Articles of Organization

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Risk Factors

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Ongoing Reporting

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Teaser transcript

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk associated with **Baqua, Inc.**:
RISK FACTORS

Risks Related to Our Financial Condition and Operations

We are a development stage company organized in May 2014 and have not commenced operations, making an evaluation of us extremely difficult. At this stage, even with our good faith efforts, there is nothing on which to base an assumption that we will become profitable or generate any significant amount of revenues.

We were incorporated in March 2014 as a Kentucky limited liability company and converted to a Delaware stock corporation on March 28, 2016. As a result of being a start-up company we have (i) generated no revenues, and (ii) an accumulated deficit of $59,118 as of the period ended December 31, 2015. We have been focused on market research, beverage recipe formulation and business plan development since we incorporated. Although we have commenced the development of our website and marketing strategy, there is nothing at this time on which to base an assumption that our business plan of operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our product, the level of our competition and our ability to attract and maintain key management and employees. We do have a market-ready product that is ready for production and distribution, however, we currently do not have any customers. As such, we have generated no revenues and there can be no assurances that we will generate any revenues in the future.

Because management has no experience in the functional beverage business, our business has a higher risk of failure.

Our Chief Executive Officer and sole director has been developing our functional beverages since 2012, and does not have experience marketing and selling functional beverages. In addition, we do not have any employees with experience in this business sector. As a result, we may not be able to recognize and take advantage of product, related service and market trends in the sector and we may be unable to accurately predict consumer demand. In addition, our director's decisions and choices may not be well thought out and our plan of operations, earnings and ultimate financial success may suffer irreparable harm as a result.

If we are unable to generate a substantial customer base for our products, our business will fail.

The success of Baqua's business requires that we sell our product to consumers at a profit. Since our revenue will be generated exclusively from our sales of our beverage products, we need to attract enough people to buy our product to cover our costs. If we are unable to attract enough customers to purchase our products, we will generate losses and cause our business to fail.

The sale of ingested products involves product liability and other risks.

Like other distributors of products that are ingested, the Company faces an inherent risk of exposure to product liability claims if the use of its products results in illness or injury. The product that the Company intends to sell in the U.S. is subject to laws and regulations, including those administered by the FDA that establish manufacturing practices and quality standards for food products. Product liability claims could have a material adverse effect on the Company's business. Distributors of vitamins, nutritional supplements and minerals, have been named as defendants in product liability lawsuits from time to time. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of the Company's insurance coverage would harm the Company by adding costs to its business and by diverting the attention of senior management from the operation of its business. The Company may also be subject to claims that its products contain contaminants, are improperly labeled, include inadequate instructions as to use or inadequate warnings covering interactions with other substances. Product liability litigation, even if not meritorious, is very expensive and could also entail adverse publicity for the Company and reduce its revenue. In addition, the products the Company distributes, or certain components of those products, may be subject to product recalls or other deficiencies. Any negative publicity associated with these actions would adversely affect the Company's brand and may result in decreased product sales and, as a result, lower revenues and profits.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of the Company's products. If these types of requirements become applicable to the Company's products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

We will be competing with better-established companies.

Baqua will not be the first company to attempt to develop natural beverages intended to enhance sports nutrition. There are other companies whose contacts and expertise may be more advanced than ours, and whose methods of marketing and resale may be more cost-effective. Further, Baqua will face competition from better-established companies that may have better local, regional and national marketing, production and distribution networks, and whose efforts may produce larger sales and revenues.

We may face intense competition and expect competition to increase in the future, which could prohibit us from developing a customer base and generating revenue.

The beverage industry is highly competitive, with low barriers to entry, and we expect more companies to enter the sector and a wider range of and related products to be introduced. These companies may already have an established market in our industry. Most of these companies have significantly greater financial and other resources than Baqua and have been developing their products longer than we have been developing ours.

Due to our lack of operations we have not yet proven profitable.

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To date Baqua has not commenced selling of our products. We do not presently have a product placed with any distributor or retailer, and we currently do not have any customers. We cannot assure that we will achieve or attain profitability in 2016 or at any other time. If we cannot achieve operating profitability, we may not be able to meet our working capital requirements, which will have a material adverse effect on our business operating results and financial condition

Our business plan is speculative.

Our planned business is speculative and subject to numerous risks and uncertainties. The development and marketing of our alternative beverage products may not succeed in creating any commercial products or revenue due to functional failure, lack of acceptance or demand from the marketplace, technological inefficiencies, competition, or for other reasons. There is no assurance that we will ever earn revenue or a profit.

We cannot assure that we will earn a profit or that our products will be accepted by consumers.

Baqua's business is speculative and dependent upon acceptance of our potential branded and non-branded products by consumers. Our operating performance will be heavily dependent on whether or not we are able to earn a profit on the sale of our beverage products. We cannot assure that we will be successful or earn any revenue or profit, or that investors will not lose their entire investment.

Unfavorable economic conditions or other factors may affect our ability to raise capital.

Unfavorable economic conditions or other factors could increase Baqua's funding costs and/or limit our access to the capital markets. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy.

Baqua's success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us. Baqua will generally be dependent upon Sandra W. Marlowe, Byron Marlowe and Rachael Marlowe for the direction, management and daily supervision of our operations.

We have no independent directors.

Currently, Baqua's board of directors has one member, our founder Sandra W. Marlowe. None of our directors are considered "independent directors," as defined under Financial Industry Regulatory Authority, Inc. ("FINRA") listing standards. Currently we do not have any committees of the board of directors. We plan to form audit and compensation committees in the future, but need to add one or two independent directors with financial acumen before we can form those committees.

Failure to effectively manage our potential growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Baqua's expansion of our business strategy and our potential growth is expected to place a strain on Baqua's managerial, operational and financial resources and systems. Further, as Baqua's business grows, we will be required to initiate, develop and manage multiple commercial relationships. Any growth by Baqua, or an increase in the number of our strategic relationships or litigation, may place additional strain on our managerial, operational and financial resources and systems. Although Baqua may not grow as we expect, if we fail to manage our growth effectively or to develop and expand our managerial, operational and financial resources and systems, our business and financial results will be materially harmed.

If we are unable to successfully market our brand our business may be negatively affected.

Our success with the product may be dependent upon our ability to market our Baqua brand and deliver Baqua beverage products. As is typical with new products and brand recognition, demand for and market acceptance of Baqua's alternative beverage products is subject to uncertainty. Achieving market acceptance for Baqua's functional beverage products may require substantial marketing and other efforts and the expenditure of significant funds to create customer demand. There can be no assurance that our efforts will be successful. The failure of Baqua products to gain sufficient market acceptance could adversely affect the image of our Company and the demand for our products now or in the future. This may have an adverse and material effect on our results of operations, financial condition, and viability as a Company.

Increases in raw materials, packaging, and distribution may adversely affect the Company.

Our financial results materially depend upon the costs of raw materials including production and packaging, and our ability to pass these costs onto our customers. Fluctuations in the cost of raw materials may occur due to changes in supply and demand, general economic conditions, and other factors. Fluctuations in our costs for packaging materials can result from changes in supply and demand, general economic conditions, and other factors. In addition, changes in the costs of distribution due to commodity prices or other aspects of the distribution process, including but not limited to oil and gas prices, may result from any number of factors such as changes in supply and demand, seasonality, and the current risk premium associated with the prices of our raw materials.

In the event of any increase in the cost of raw materials, packaging, or distribution expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes and as a result, may have a material and adverse effect on our results of operations, financial condition and viability as a Company.

We are dependent on the contracted services of third-party beverage bottlers to manufacture and package our product, therefore any slowdown or inability to manufacture and package our product may have an adverse and material effect on the financial condition of our business.

Baqua is and will continue to be dependent on our third-party beverage bottlers to manufacture and package our beverage products. We will be substantially dependent on our ability to maintain these third-party relationships and our revenue-generating capabilities rest on their ability to manufacture and package our product to certain quality specifications before distribution. Failure by Baqua to maintain commercial relationships with our third-party bottlers to manufacture and package substantial quantities of our product with the specified quality, or failure by their equipment could have a material and adverse effect on the results of operations and financial condition of the Company.

Failure to maintain existing, and secure adequate additional, production and distribution agreements may have an impact on the financial condition of the Company. We require widespread distribution of our beverage product to interest consumers. As per Baqua's business plan, we intend to develop and maintain distribution agreements with premium supermarkets, alternative beverage retailers and food distributors. However, we can make no assurance that we will ever enter into distribution agreements with any or all of the above listed channels of distribution and upon the expiration of any distribution agreements, we can make no assurances that we will be able to enter into new distribution agreements with the same or additional retailers and distributors, if at all. If Baqua is unable to make suitable distribution arrangements, we will likely incur losses that impair the financial condition of our business. If we are unable to secure distribution of our products, the viability and growth prospects of the Company may be materially and adversely affected.

An economic downturn could result in reduced sales and lower revenues and profitability.

Purchases of Baqua beverage products may be affected by negative trends in the general economy that adversely affect consumer spending. Any reduction in consumer confidence or disposable income in general may affect alternative beverage companies more significantly than companies in industries that rely less on discretionary consumer spending.

If our product does not deliver the intended or advertised benefits, the Company may be adversely affected.

If for any reason consumers find that Baqua beverage products do not adequately deliver on our claims or advertisements, the Company may see a substantial decrease in sales, revenue, and the value of our brand. Therefore, any claim, whether real or imagined, that Baqua beverage products does not adequately deliver the advertised benefits may have an adverse and material effect on our results of operations, financial condition, and viability as a Company.

We are subject to inventory risk.

The Company's beverage products will be tested for stability and each product will have associated with it an expiration date after which the product cannot be sold. In order to provide the freshest product possible, Baqua will make every attempt to produce our beverage products on a just-in-time basis through regional bottlers. However, as sales trends change it will be possible for the Company to over-produce finished goods inventory or have excess raw materials that are not used before their expiration dates. Should sales trends change too rapidly or should manufacturing planning be poor, Baqua could be subject to larger than normal expenses for writing off inventory which would affect the financial condition of the Company and results of operations during the period in which larger than expected write downs of inventory were to occur.

We are dependent on certain specialized ingredients from a specific supplier for the manufacture of our beverages, and any shortage, delay, or other difficulty in obtaining these necessary ingredients could have a material and adverse effect on the Company. We are dependent on these certain ingredients to continue to produce and manufacture our product. Any difficulty in obtaining these necessary ingredients, including but not limited to shortage, delay, and natural or man-made disasters, including but not limited to floods, fires, drought, tornado, or hurricane, could have a material and adverse effect on our results of operations and financial condition. As our formulas have a specific limited source, no viable alternatives or substitutes may exist to our formulation, as such, if the problem in obtaining the ingredients is long-term in nature, the viability of the Company may be materially and adversely affected.

The Company is subject to risks associated with national trends and consumer behavior.

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Baqua intends to sell its products nationally through several channels of distribution. As such, we will not be immune from trends in the national economy. Negative employment, a slowdown in the housing market and other economic trends directly affect the average consumer's purchasing ability that in turn would affect the Company's sales. Uncertainty due to world events can affect the general willingness of consumers to spend on any item which the consumer may not feel is essential, including the Company's functional beverage products. This would have a material adverse effect on the Company's business. Additionally, consumer needs and purchasing behavior can change at a rapid pace. In order to be successful, the Company must be able to anticipate and adapt to these changes. There is no assurance that the Company can successfully anticipate these changes in consumer behavior or that it can successfully adapt to them.

The Company may not be able to protect any intellectual property rights we may develop effectively, which would allow competitors to duplicate or replicate our products and/or services limiting our ability to compete. This could adversely affect the Company's ability to compete.

Baqua expects intellectual property to be critical to its prospects and ability to compete, and if it fails to protect any intellectual property rights it develops adequately, competitors might gain access to our products. The Company relies primarily on trademark and trade secret laws in the United States, as well as license agreements, third-party non-disclosure and other agreements and other contractual provisions and technical measures to protect any intellectual property rights it may develop. Baqua attempts to negotiate beneficial intellectual property ownership provisions in its contracts and also requires or will require employees, consultants, advisors and collaborators to enter into confidentiality agreements in order to protect the confidentiality of any proprietary information. Additionally, laws and the Company's actual contractual terms may not be sufficient to protect the Company's beverage products and concepts from use or theft by third parties.

Furthermore, Baqua cannot assure you that any protections would be adequate or available to prevent competitors from independently developing products that are substantially equivalent or superior to any products that may be developed by the Company. We may have legal or contractual rights that we could assert against illegal use of any intellectual property rights we may one day have, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. The efforts we have taken to protect our intellectual property and proprietary rights may not be sufficient or effective at stopping unauthorized use of our intellectual property and proprietary rights. There may be instances where we are not able to fully protect or utilize our intellectual property in a manner that maximizes competitive advantage. If we are unable to protect our intellectual property and proprietary rights from unauthorized use, the value of our products may be reduced, which could negatively impact our business. If we are forced to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. In addition, our proprietary rights could be at risk if we are unsuccessful in, or cannot afford to pursue, those proceedings. We also rely on trade secrets and contract law to protect some of our proprietary technology.

If we infringe on the intellectual property rights of third parties, we may have to defend against litigation and pay damages and our business and prospects may be adversely affected.

If a third party were to assert that Baqua's beverage products infringe on their patent, copyright, trademark, trade secret or other intellectual property rights, we could incur substantial litigation costs and be forced to pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume significant financial resources, but would also divert our management's time and attention. Such claims could also cause our customers or potential customers to purchase competitors' products or limit their purchase or use of our affected products until resolution of the claim.

If any of Baqua's beverage products are found to violate third-party intellectual property rights, we may have to re-engineer one or more of our products, or we may have to obtain licenses from third parties to continue offering our products without substantial re-engineering. Our efforts to re-engineer or obtain licenses could require significant expenditures of time and money and may not be successful. Accordingly, any claims or litigation regarding our infringement of intellectual property of a third party could have a material adverse effect on our business and prospects.

Our success may depend upon our ability to protect our proprietary formulations, trademarks and trade secrets. We rely on a combination of trademark and trade secret laws including nondisclosure and other contractual agreements with employees and third parties to protect our proprietary formulas and trademarks. There can be no assurance that the steps we take to protect Baqua's proprietary and intellectual property rights will be adequate to protect misappropriation of such rights or that third parties will not independently develop equivalent or superior formulations and production and distribution methods. We have initiated proceedings in the United States Patent and Trademark Office for our Baqua beverage products that may demand significant financial and management resources. If our trademarks are not approved, or similar formulas and/or brands are created, this may have a material and adverse effect on our results of operations and the viability of the Company.

If Baqua or our retailers are the subject of product liability claims, we may incur significant and unexpected costs and our business reputation could be adversely affected and if we experience product recalls, we may also incur significant and unexpected costs and our business reputation may be adversely affected.

While the safety and quality of Baqua beverage products is of substantial importance to the Company, we may be exposed to product liability claims and adverse public relations if consumption or use of our products is alleged to cause injury, illness, or death. Our insurance may not be adequate to cover all liabilities we incur in connection with product liability claims. We may not be able to continue to maintain our existing insurance or obtain comparable insurance at a reasonable cost, if at all. A product liability judgment against Baqua, or our agreement to settle a product liability claim, could also result in substantial and unexpected expenditures, which would reduce operating income and cash flow. In addition, even if product liability claims against us are not successful, or are not fully pursued, in defending these claims we would be likely to incur significant costs.

We may be exposed to product recalls and adverse public relations if our beverage products are alleged to cause injury, illness, or death, or if we are alleged to have violated any governmental regulations. A product recall could result in substantial and unexpected expenditures, which could reduce our operating income and cash flows. In addition, a product recall may require significant management attention. Product recalls may damage the value of the Baqua brand and lead to decreased demand for our products and a significant decrease in revenue. Product recalls may also lead to increased scrutiny by federal, state and local regulatory agencies, and could have a material adverse effect on our brand, business, results of operations and financial condition.

These claims, if any, may be time-consuming and require management to spend time defending the claims rather than operating our business. Product liability claims, or any other events that cause consumers to no longer associate the Baqua brand with high quality and safety may decrease the value of our brand and lead to lower demand for our product in addition to the possibility of significantly decreased revenue. Product liability claims may also lead to increased scrutiny of our operations by federal and state regulatory agencies, and could have a material and adverse effect on our brand, results of operations, financial condition, and viability as a Company.

The increased costs associated with, and inability to obtain, adequate product liability insurance could adversely affect our profitability and financial condition.

The potential for product liability claims, among others, has resulted in, and may continue to result in, significant increases in insurance premium costs and difficulties obtaining sufficiently high policy limits. We cannot assure you that future increases in such insurance costs and difficulties obtaining high policy limits will not adversely impact our profitability, which may impact our operating results and growth.

Our insurance coverage may not be adequate if a catastrophic event occurred.

While management attempts to obtain, and believes it presently has, reasonable policy limits of property, casualty, liability, and business interruption insurance, including coverage for acts of terrorism, with financially sound insurers, we cannot guarantee that our policy limits for property, casualty, liability, and business interruption insurance currently in force, including coverage for acts of terrorism, would be adequate should a catastrophic event occur related to our property, equipment, or product, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. Once our coverage expires, we cannot guarantee that adequate coverage limits will be available, offered at reasonable costs, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our speedway facilities could have a materially adverse effect on our financial position and future results of operations if asset damage and/or company liability was to exceed insurance coverage limits or if an insurer was unable to sufficiently or fully pay our related claims or damages which may significantly impair our ability to obtain such insurance coverage in the future.

We rely upon limited product offerings.

Baqua produces one product, our Ancient Grain Tisane, in a variety of flavors. This lack of diversification could make us vulnerable to changes in beverage industry fundamentals and adverse industry developments. At this time, we intend to only bring to market this single product in a variety of flavors, as described in our business plan. This lack of diversification in our business operations may expose us to significant risks and volatility within our operating and profitability metrics. Any significant changes within the market, industry, competition, or demand for the products, industries may have a material and adverse effect on the financial condition of the Company.

Investments in small businesses such as the Company are highly speculative and risky so only investors that can bear the complete loss of their investment should invest in the Securities.

Baqua's management is inexperienced and investors will not be able to evaluate Baqua due to our lack of operating history. As a small business, Baqua may also depend heavily upon a single customer, supplier, or employee, the loss of which would seriously damage our profitability. The demand for Baqua's functional beverage product may be seasonal or be impacted by the overall economy, or Baqua could face other risks that are specific to the alternative beverage industry. Baqua may also have a hard time competing against larger or better-capitalized alternative beverage companies who are able to negotiate for better prices from suppliers, produce goods and services on a larger or more economical scale, or take

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advantage of larger marketing budgets. Furthermore, Baqua could face risks from lawsuits, governmental regulations, and other potential impediments to our growth.

According to the U.S. Small Business Administration, half of all new businesses fail within 5 years.

Small investors typically have very little power, so they are generally unable to influence the management decisions that affect the viability of the Company and potential profitability of the investment. New investors are often asked to pay more money for their shares than the issuer's officers or principal owners (who may have contributed "sweat equity"). Furthermore, the value of the small investor's ownership share in the Company's assets (the "tangible book value") is almost always less than the amount paid for the shares. It may be difficult or impossible to recover your money if the investment does not perform as expected. Due to limited regulatory oversight over these types of offerings, investors may be left on their own to pursue costly private lawsuits if things go wrong.

We cannot assure you that we will effectively manage our growth, if any.

The scope and complexity of Baqua's business may increase significantly. Baqua's management lacks experience and may not be able to manage our growth effectively. To effectively manage our growth, we must effectively produce, market and sell our functional beverage product. This could negatively affect our business performance. The growth and expansion of our business and products would create significant challenges for our management, operational, and financial resources, including managing multiple relations with beverage ingredient suppliers, brewers and bottlers, advertisers, distributors and retailers, and other third parties.

<u>Risks Related to Our Securities</u>

We are a development stage company organized in March 2014 and have not commenced operations, making an evaluation of us extremely difficult. At this stage, even with our good faith efforts, there is nothing on which to base an assumption that we will become profitable or generate any significant amount of revenues.

We were incorporated in March 2014 as a Kentucky limited liability company and converted to a Delaware stock corporation on March 28, 2016. As a result of being a start-up company we have (i) generated no revenues, and (ii) an accumulated deficit of $59,118 as of the period ended December 31, 2015. We have been focused on market research, beverage recipe formulation and business plan development since we incorporated. Although we have commenced the development of our website and marketing strategy, there is nothing at this time on which to base an assumption that our business plan of operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our product, the level of our competition and our ability to attract and maintain key management and employees. We do have a market-ready product that is ready for production and distribution, however, we currently do not have any customers. As such, we have generated no revenues and there can be no assurances that we will generate any revenues in the future.

If we issue additional shares of our stock, shareholders may experience dilution in their ownership of us.

We are authorized to issue up to 8,000,000 shares of common stock, par value $0.0001 per share, and 2,000,000 shares of preferred stock, par value $0.0001 per share. We have the right to raise additional capital or incur borrowings from third parties to finance our business. Our board of directors has the authority, without the consent of any of our stockholders, to cause us to issue more shares of our common stock and preferred stock.

Consequently, shareholders may experience more dilution in their ownership of us in the future. Our board of directors and majority shareholders have the power to amend our certificate of incorporation in order to effect forward and reverse stock splits, recapitalizations, and similar transactions without the consent of our other shareholders. We may also issue net profits interests in Baqua. The issuance of additional shares of capital stock or net profits interests by us would dilute shareholders' ownership in us.

Our principal shareholders own voting control of Baqua.

Our current officers, directors, founders and principal shareholder currently own a total of 2,205,000 shares of our common stock or approximately 100% of the total issued and outstanding capital stock of the Company. Our principal shareholder will own approximately 92.67% of the outstanding votes assuming that 50,000 shares of common stock are issued pursuant to this offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all of our shareholders.

Our founders, directors and executive officers are among the Company's largest stockholders, they can exert significant control over the Company's business and affairs and have actual or potential interests that may depart from those of subscribers in the offering.

The Company's founders, directors and executive officers own or control a significant percentage of the Company. Additionally, the holdings of the Company's directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional interest in the Company. The interests of such persons may differ from the interests of the Company's other stockholders, including purchasers of securities in the offering. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval, irrespective of how the Company's other stockholders, including purchasers in the offering, may vote, including the following actions:

- to elect or defeat the election of the Company's directors;
- to amend or prevent amendment of the Company's Certificate of Incorporation or By-laws;
- to effect or prevent a merger, sale of assets or other corporate transaction; and
- to control the outcome of any other matter submitted to the Company's stockholders for vote.

Such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price.

There is no marketability or liquidity of our Shares.

The nature of early stage investing dictates a long period between the initial investment and realization of gains, if any. Such investments, if successful, typically take a number of years from the date of investment to reach a state of maturity where distributions or liquidation are possible. Moreover, an investment in us will be subject to restrictions on transfer because these are unregistered securities. There is no established public market for the offered Shares or any of our securities, nor is any such market likely to develop in the foreseeable future. None of our securities have been registered under the Securities Act of 1933, nor qualified under applicable state or other security laws, and we have no present plans to register any of our securities for public sale. None of our securities, including the offered Shares, may be resold or otherwise transferred unless they have been registered under the Securities Act of 1933 and qualified under applicable state or other security law, or unless they are exempt from such registration. This is a long-term investment. Therefore, the securities will bear restrictive legends. Therefore, the securities will not be readily liquidated in the event of an emergency. Purchasers must be prepared to hold the securities for an indefinite period of time. The Company will have no obligation to redeem Shares under any circumstances.

The Shares will bear the following legend: "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THIS SECURITY MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE BORROWER, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED."

Securities may be purchased by related parties to the Company.

The Company and its officers, directors, and affiliates may purchase securities in this Offering. Investors in this Offering should understand and recognize that not all subscribers may have made an independent investment decision and certain subscribers may be related parties of the Company.

The securities will have restrictions on transferability; there is no public trading market for the Securities and one may never develop or, if it does, it may not be maintained of available to you.

Transfer of the Securities is subject to restrictions on transfer. There is currently no public trading market for the Securities and it is not anticipated that any such public market will develop in the foreseeable future. In particular, none of our Securities will be registered under any federal or state securities law, and the Securities are being offered and sold in this Offering in reliance upon exemptions from the registration requirements of those laws. Those exemptions require that the Securities be purchased for investment purposes only, and not with a current view toward their distribution or resale. Unless the Securities are subsequently registered with the Securities and Exchange Commission and any required state securities authorities, or appropriate exemptions from registration are available, you may be unable to liquidate your investment in the Company – even if your financial condition makes such liquidation necessary. In addition, none of our Securities will likely be readily acceptable as collateral for loans. Accordingly, prospective investors who require liquidity in their investments should not invest in the Securities. An investment in the Securities should only be made by those who can afford the loss of their entire investment.

Even if Baqua becomes a publicly-listed and reporting company, of which no assurances can be given, we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market:

- Investors may have difficulty buying and selling or obtaining market quotations;
- Market visibility for shares of our Securities may be limited; and
- A lack of visibility for shares of Securities may have a depressive effect on the market price for shares of our Securities.

The terms of this Offering have been arbitrarily determined.

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If you purchase the Securities in this Offering you acknowledge and agree that you are paying a price that was not established in a competitive market, nor by professional valuation consultants. Rather, you are paying a price that was arbitrarily determined by the Company and its advisers. The Offering price for the Securities may bear no relationship to our assets, book value, contracts, intellectual property, customer lists, third-party relationships, historical results of operations or any other established criterion of value, and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

Our management has broad discretion in using the net proceeds from this Offering.

We will have broad discretion in the timing of the expenditures and application of proceeds received in this Offering. If we fail to apply the proceeds effectively, we may not be successful in carry out our proposed business plan to market. You will not have the opportunity to evaluate all of the economic, financial or other information upon which we may base our decisions to use the net proceeds from this Offering.

Upon dissolution of the Company, you may not recoup all or any portion of your investment.

In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the proceeds and/or assets of the Company remaining after giving effect to such transaction, and the payment of all of our debts and liabilities will be distributed to our members on a pro rata basis. There can be no assurance that we will have available assets to pay to our members, or any amounts, upon such a liquidation, dissolution or winding-up of our Company. In this event, you could lose some or all of your investment.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held company, Baqua is currently not subject to the Sarbanes Oxley Act of 2002, and its financial controls reflect its status as a small, non-public company. The Company does not have the internal infrastructure necessary to complete an attestation about its financial controls that may be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial controls. If it were necessary to implement such financial controls, the cost to the Company of such compliance could be substantial and would have a material adverse effect on the Company's results of operations.

Future issuances of securities could adversely affect the position of current holders of our securities.

Baqua's charter authorizes the issuance of debt securities (including but not limited to convertible instruments), stock options, warrants, and preferred stock with various and different designations, rights, and preferences than other securities issued by the Company, as determined from time to time in the sole and absolute discretion of our board of Directors. Accordingly, our board of Directors is empowered, without stockholder approval, to issue different classes and types of securities and in amounts and with dividends, liquidation, conversion, voting, and other rights that could adversely affect the ownership percentages, securities values, voting power or other rights of other holders of our securities.

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In the event of issuance, such securities could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company or, alternatively, granting the holders of those securities rights that would entrench management and/or Directors. If the holders of our securities desired to remove current management or Directors it is possible that our board of Directors could issue securities which grant the holders thereof such rights and preferences so as to discourage or frustrate attempts by other securities holders to remove current management or Directors. In doing so, management would be able to severely limit the rights of certain classes of stockholders to elect or modify the board of Directors.

The Company does not have audited financial statements nor is it required to provide investors with any annual audited financial statements or quarterly unaudited financial statements.

The Company does not have audited financial statements or audited balance sheets reviewed by outside auditors. In addition, the Company is not required to provide investors in the offering with financial information concerning the Company to which the investors may use in analyzing an investment in the Company. Therefore, your decision to make an investment in the Company must be based upon the information provided to the investors in its private placement documents without audited or CPA reviewed financial statement information and therefore, the limited information provided herewith with which investors will make an investment decision may not completely or accurately represent the financial condition of the Company. Furthermore, as a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

The availability of shares for sale in the future could reduce the market price of our securities.

In the future, we may issue securities to raise cash for operations and acquisitions of trademarks and/or competing companies. We have and in the future may issue securities convertible into some type of equity in the Company. Any of these events may dilute stockholders' ownership interests in our company and have an adverse impact on the price of our securities. In addition, sales of a substantial amount of our securities in the public market, or the perception that these sales may occur, could reduce the market price of our securities. This could also impair our ability to raise additional capital through the sale of our securities. Any actual or anticipated sales of shares by our stockholders may cause the trading price of our securities to decline.

We do not anticipate declaring any cash dividends on our equity securities, which may adversely impact the value of our stock.

We have never declared or paid cash dividends on our equity securities and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and any earnings for use in the operation and expansion of our business. If we do not pay dividends, the securities you purchased in the Company may be less valuable to you because a return on your investment will only occur if the value of the securities you own appreciates.

The securities issued in by the Company in private placements may dilute your percentage ownership interest and adversely change the value of the Securities.

In connection with our current, ongoing and prior private placement offerings, we have outstanding warrants that are exercisable for an aggregate of up to 140,000 shares of our common stock, at $3.00 per share. Because the market for our securities is thinly traded, the sales and/or the perception that those sales may occur, could adversely affect the market price of our securities. Furthermore, the mere existence of a significant number of shares of securities issuable upon the exercise of warrants may be perceived by the market as having a potential dilutive effect, which could lead to a decrease in the price of our securities.

Raising funds by issuing equity or debt securities could dilute the value of outstanding equity securities and impose restrictions on our working capital.

If we were to raise additional capital by issuing equity securities, the value of any then outstanding securities would likely be reduced, unless the additional equity securities were issued at a price equal to or greater than the market value of the securities at the time of issuance of the new securities. If the additional equity securities were issued at a per share price less than the per share value of the outstanding shares, then all of the outstanding shares would suffer a dilution in value with the issuance of such additional shares. Further, the issuance of debt securities in order to obtain additional funds may impose restrictions on our operations and may impair our working capital as we service any such debt obligations.

Risk Factors relating to the Company's Intended Regulation A offering

There can be no assurance of a successful Regulation A offering qualification or any other liquidity event.

Although the Company intends to file a Regulation A offering circular on Form 1-A under the Securities Act of 1933, as amended, with the SEC to qualify for sale common stock of the Company by certain stockholders as soon as reasonably possible following the completion of this Regulation Crowdfunding offering, no assurance can be given that any resale qualification or other liquidity event will be consummated or that, if consummated, it would result in increased value of the Securities.

Investors in this Offering will not have any type of registration or qualification rights in regards to the Securities.

All beneficial owners of the Company's common stock will not be entitled to qualify their shares in the Company's intended Regulation A offering or any other liquidity event, the occurrence of which there can be no assurance. Participants in this Offering who wish to be selling shareholders in the Regulation A offering will be added on a pro-rata basis, subject to eligibility and based based on their timely submission of their Selling Shareholder Notice and Questionnaires. In the event that the Company should not be successful in filing or qualifying an offering document, you will have to hold the securities for an indefinite period of time.

Regulation A ongoing reports do not satisfy the current information requirements of Rule 144 and Rule 144A.

The SEC has determined that the required ongoing reporting requirements of Regulation A's Tier 2 do not constitute "adequate public information" or "reasonably current information" on a year-round basis. On the contrary, the SEC has determined that quarterly reporting is an integral part of the resale safe harbors provided for in Rule 144 and Rule 144A that contemplate the provision of ongoing and continuous information. The semiannual reporting required under the final rules for Tier 2 offerings will result in issuers only having "reasonably current information" and "adequate current public information" for the portions of the year during which the financial statements of such issuers continue to satisfy the respective rules, and issuers must also voluntarily submit on Form 1-U quarterly financial statements or other information necessary to satisfy the respective rule requirements in order to provide reasonably current and adequate current public information on a year-round basis. In such instances, and provided that the financial statements otherwise meet the financial statement requirements of Form 1-SA, such voluntarily provided quarterly information could satisfy the "reasonably current information" and "adequate current public information" requirements of Rule 144 and Rule 144A. An issuer that is therefore current in its required semiannual reporting and voluntarily provides quarterly financial statements on Form 1-U will have provided reasonably current and adequate current public information for the entirety of such year under Rule 144 and Rule 144A. Most importantly, if the Company does not voluntarily provide quarterly financial statements on Form 1-U in addition to satisfying the required ongoing reporting requirements of Regulation A, stockholders will not be able to rely on Rule 144 and 144A in regards to the resale of their shares.

Secondary sales may reduce issuer proceeds in an offering.

Secondary sales are aggregated with issuer sales for purposes of compliance with the maximum offering amount permissible under the respective tiers of a Regulation A offering, which, although partly mitigated by the 30% limit on secondary sales imposed during the initial 12-month period, may reduce the maximum amount of issuer sales in a Regulation A offering. The Company intends to allow up to 10% of the aggregate Regulation A offering price to be secondary sales of Company common stock by selling shareholders who are participants in this Offering.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

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18 Second Teaser Video Transcript

"Revitalizing, Quench & Conquer, Organic, Powerful Refreshment"